UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 21, 2019

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Annual Report 2018 on Form 20-F dated 21 February 2019

__________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: February 21, 2019

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

21 February 2019

Barclays PLC

Annual Report on Form 20-F

The Annual Report on Form 20-F for Barclays PLC for the year ended 31 December 2018 (the "Form 20-F") has been filed with the US Securities and Exchange Commission and is also available on our website, home.barclays/investorrelations.  A copy has also been submitted to the National Storage Mechanism and will shortly be available for inspection at http://www.morningstar.co.uk/uk/NSM

Note for Barclays shareholders

From Thursday, 21 March 2019 Barclays shareholders, including holders of Barclays American Depositary Receipts (ADRs), can receive a printed copy of the audited financial statements for Barclays PLC for the year ended 31 December 2018 upon request, free of charge, in the following way:

Ordinary shareholders
Address: Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA
Tel: 0371 384 2055*(in the UK)
or +44 (0) 121 415 7004 (from overseas)
Contact us via www.shareview.co.uk

* Lines open 8.30am to 5.30pm (UK time) Monday to Friday, excluding UK public holidays.

ADR Holders
JPMorgan Chase Bank, N.A.
Address: PO Box 64504, St Paul, MN 55164-0504, USA
Tel: 1-800-990-1135 (toll-free in the US and Canada)
or +1 651 453 2128 (outside the US and Canada)
Contact us via jpmorgan.adr@eq-us.com
or visit adr.com

- Ends -

For further information, please contact:

Investor Relations	Media Relations
Lisa Bartrip	Tom Hoskin
+44 (0) 20 7773 0708	+44 (0)20 7116 4755

About Barclays

Barclays is a transatlantic consumer and wholesale bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US.

With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately83,500 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website home.barclays